SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                                Mesa, Inc.
                             (Name of Issuer)

                  Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 590911103
                              (Cusip Number)

                              David C. Haley
                           HBK Investments L.P.
                        777 Main Street, Suite 2750
                         Fort Worth, Texas  76102
                              (817) 870-6100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 12, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.  Name of Reporting Person:

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                           /   /
6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 27,040 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: 139,260 (2)
Owned By
Each
Reporting     9.   Sole Dispositive Power: 27,040 (1)
Person
With
              10.  Shared Dispositive Power: 139,260 (2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    2,054,422 (1)(2)(3)(4)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 3.1% (5)

14. Type of Reporting Person: PN

--------------------------

(1) Includes 27,040 shares of Common Stock purchased by HBK Offshore Fund Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares of Common Stock pursuant to an Investment Management Agreement with HBK Offshore Fund Ltd. Accordingly, HBK Offshore Fund Ltd. has no beneficial ownership of such shares.

(2) Includes 139,260 shares of Common Stock purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(3) Includes 1,888,122 shares of the Issuer's 8% Cumulative Convertible Preferred Stock purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.

(4) Assumes conversion of 1,888,122 shares the Issuer's 8% Cumulative Convertible Preferred Stock into 1,888,122 shares of Common Stock.

(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 66,167,690 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Person upon conversion of the Issuer's 8% Cumulative Convertible Preferred Stock.

1.  Name of Reporting Person:

    HBK Finance L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    1,888,122 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 2.9% (2)

14. Type of Reporting Person: PN, BD

--------------------------

(1) Assumes conversion of 1,888,122 shares the Issuer's 8% Cumulative Convertible Preferred Stock into 1,888,122 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 66,167,690 shares of Common Stock outstanding, which number includes shares of Common Stock that may be acquired by the Reporting Persons upon conversion of the Issuer's 8% Cumulative Convertible Preferred Stock.
1.  Name of Reporting Person:

    HBK Main Street Investments L.P.

2.  Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.  SEC Use Only


4.  Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.  Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  139,260 (1)
Owned By
Each
Reporting     9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 139,260 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

    139,260

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares:
                                                           /   /

13. Percent of Class Represented by Amount in Row (11): 0.2%

14. Type of Reporting Person: PN

--------------------------

(1) HBK Investments L.P. has shared voting and dispositive power over these securities pursuant to an Amended and Restated Management Agreement.
    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 15, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share of Mesa, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

    No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

    Item 2 is hereby amended and restated in its entirety as follows:

    (a)  Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments, L.P., a Delaware limited partnership ("Main Street") and HBK Finance L.P., a Delaware limited partnership ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to
Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management"), and each of the following individuals who may control Management (collectively, the "Managers"): Harlan B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

    (b)-(c)

    Reporting Persons

    Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Main Street is a Delaware limited partnership, the principal business of which is purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas
76102.
    Controlling Persons

    Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

    Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

    Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

    Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of each of Main Street, Finance and another limited partnership.

    Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

    Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

    Managers

    The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is hereby amended and restated in its entirety as follows:

    The source and amount of the funds used or to be used by each of the Reporting Persons to purchase the shares of Common Stock and the Issuer's 8% Convertible Preferred Stock (the "Preferred Stock") are set forth below.

    REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

    Investments         Working Capital
                        and Other (1)(2)         $ 147,116

    Finance             Working Capital
                        and Other (1)            $ 12,501,272

    Main Street         Working Capital
                        and Other (1)            $ 765,610

    (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. Portions of the funds reported herein were obtained from Bear, Stearns & Co. Inc., Prime Dealer Services, Inc. and Goldman Sachs & Co. Incorporated as margin loans to acquire the shares of Common Stock and shares of Preferred Stock, and the remainder was obtained from Working Capital.

    (2)  The shares of Common Stock were purchased by HBK Offshore Fund
Ltd. HBK Offshore Fund Ltd. does not have beneficial ownership of such shares of Common Stock or Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

    No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 is hereby amended and restated in its entirety as follows:

    (a)

    Reporting Persons

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd. and an Amended and Restated Management Agreement with Fund and Capital, the aggregate number of shares of the Common Stock that Investments beneficially owns, pursuant to Rule 13d-3 under the Act, is 2,054,422, which constitutes approximately 3.1% of the 66,167,690 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Finance owns beneficially, pursuant to Rule 13d-3 under the Act, is 1,888,122, which constitutes approximately 2.9% of the 66,167,690 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    The aggregate number of shares of the Common Stock that Main Street owns beneficially is 139,260, which constitutes approximately 0.2% of the 64,279,568 shares of the Common Stock outstanding.

    Controlling Persons

    Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 2,054,422 shares of the Common Stock, which constitutes approximately 3.1% of the 66,167,690 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Fund, as sole general partner of Finance and Main
Street, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 2,027,382 shares of the Common Stock, which constitutes approximately 3.1% of the 66,167,690 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of an aggregate of 2,054,422 shares of the Common Stock, which constitutes approximately 3.1% of the 66,167,690 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

    (b)

    Reporting Persons

    Pursuant to an Investment Management Agreement with HBK Offshore
Fund Ltd., and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,040 shares of the Common Stock. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    Acting through its general partner, Fund, Main Street has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    Fund has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock.

    Controlling Persons

    Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,040 shares of the Common Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    Acting through its general partner, Capital, and in its capacity as the general partner of Main Street, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 139,260 shares of the Common Stock.

    In its capacity as the general partner of Partners I and Partners
II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 166,300 shares of the Common Stock.

    Managers

    In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 166,300 shares of the Common Stock.

    (c)

    Since the last filing on Schedule 13D, the Reporting Persons have purchased (P) and sold (S) shares of Common Stock in transactions on the New York Stock Exchange, as follows:

                                NUMBER OF SHARES
                                 PURCHASED  (P)      PRICE PER
ITEM 2 PERSON      DATE            OR SOLD (S)        SHARE

Finance            05/14/97         4,800 (P)         $ 5.13
Finance            05/20/97        10,000 (P)           5.56
Finance            05/21/97        42,000 (P)           5.71
Finance            05/15/97        53,320 (S)           5.13
Finance            05/15/97       170,624 (S)           5.25
Finance            05/15/97        53,320 (S)           5.38
Finance            05/15/97         9,600 (S)           5.50
Finance            05/15/97        72,000 (S)           5.19
Finance            05/16/97        12,500 (S)           5.50
Finance            05/20/97        13,300 (S)           5.63
Finance            05/20/97        77,500 (S)           5.50
Finance            05/20/97        83,000 (P)           5.50
Finance            05/20/97        10,000 (S)           5.50
Finance            05/21/97        34,600 (S)           5.63
Finance            05/21/97        38,200 (S)           5.75
Finance            05/22/97         3,000 (S)           5.75
Finance            05/23/97         5,000 (P)           5.50
Finance            05/23/97         5,000 (S)           5.63
Finance            05/27/97        10,000 (P)           5.50
Finance            05/27/97        14,000 (S)           5.63
Finance            05/29/97         5,400 (P)           5.38
Finance            05/30/97        15,400 (S)           5.50
Finance            06/05/97        21,500 (S)           5.63
Finance            06/05/97         5,000 (S)           5.63
Finance            06/06/97       189,460 (S)           5.50
Finance            05/19/97        21,400 (S)           5.50
Main Street        05/14/97         1,600 (S)           5.13
Main Street        05/14/97         4,000 (S)           5.13
Main Street        05/28/97         5,400 (S)           5.63
Main Street        06/06/97       189,460 (P)           5.50
Main Street        06/10/97        20,000 (S)           5.50
Main Street        06/09/97         2,000 (S)           5.63
Main Street        06/09/97         4,000 (S)           5.63
Main Street        06/11/97        20,200 (S)           5.50
Main Street        05/30/97        36,400 (P)           5.50
Main Street        06/12/97         3,000 (S)           5.50
Investments (1)    05/14/97         8,100 (S)           5.00
Investments (1)    05/15/97        21,680 (S)           5.13
Investments (1)    05/15/97       149,376 (S)           5.25
Investments (1)    05/15/97        46,680 (S)           5.38
Investments (1)    05/15/97         8,400 (S)           5.50
Investments (1)    05/15/97        63,000 (S)           5.19
Investments (1)    05/19/97         1,000 (P)           5.38
Investments (1)    05/20/97         4,000 (P)           5.38
Investments (1)    05/20/97        22,500 (S)           5.50
Investments (1)    05/20/97        11,700 (S)           5.63
Investments (1)    05/21/97         1,000 (P)           5.50
Investments (1)    05/21/97         3,900 (S)           5.63
Investments (1)    05/21/97         4,200 (S)           5.75
Investments (1)    05/21/97        35,000 (P)           5.63
Investments (1)    05/22/97         2,000 (P)           5.50
Investments (1)    05/22/97         7,500 (P)           5.63
Investments (1)    05/23/97        10,000 (P)           5.50
Investments (1)    05/23/97        15,000 (S)           5.63
Investments (1)    05/27/97        10,000 (P)           5.50
Investments (1)    05/29/97         4,600 (P)           5.38
Investments (1)    05/30/97        10,000 (P)           5.38
Investments (1)    05/30/97         1,000 (P)           5.38
Investments (1)    05/30/97        23,100 (S)           5.50
Investments (1)    06/02/97        20,000 (P)           5.38
Investments (1)    06/02/97        12,000 (P)           5.50
Investments (1)    06/03/97        20,000 (S)           5.50
Investments (1)    06/03/97        30,000 (S)           5.63
Investments (1)    06/04/97        18,500 (S)           5.63
Investments (1)    06/05/97         5,000 (S)           5.63
Investments (1)    06/06/97         4,000 (S)           5.63
Investments (1)    06/10/97         1,500 (P)           5.38
Investments (1)    06/11/97         2,000 (P)           5.38
Investments (1)    05/15/97       539,700 (S)           5.00
Investments (2)    05/14/97         4,200 (P)           5.13
Investments (2)    05/20/97         8,800 (P)           5.56
Investments (2)    05/21/97         4,700 (P)           5.71
Investments (2)    05/14/97         1,400 (S)           5.13
Investments (2)    05/14/97         3,500 (S)           5.13
Investments (2)    05/15/97        25,000 (S)           5.13
Investments (2)    05/21/97        10,000 (S)           5.75
Investments (2)    05/27/97        18,000 (S)           5.63
Investments (2)    05/27/97         2,000 (S)           5.63
Investments (2)    05/28/97         4,600 (S)           5.63
Investments (2)    05/30/97        20,000 (S)           5.50
Investments (2)    06/02/97         8,000 (S)           5.50
Investments (2)    06/02/97        12,000 (S)           5.50
Investments (2)    05/14/97         8,100 (P)           5.00
Investments (2)    05/15/97       539,700 (P)           5.00
Investments (2)    05/30/97        24,200 (P)           5.50
Investments (2)    06/12/97        50,000 (P)           5.50
Investments (2)    06/12/97        14,700 (P)           5.50

------------
(1) The shares of Common Stock were purchased and sold by HBK Offshore Fund Ltd., which has no beneficial ownership of such shares of Common Stock pursuant to an Investment Management Agreement with Investments.

(2) The shares of Common Stock were purchased and sold by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Securities Ltd. does not own any shares of Common Stock.


    In addition, since the last filing on Schedule 13D, the Reporting Persons have purchased (P) and sold (S) shares of Preferred Stock in transactions on the New York Stock Exchange, as follows:

                                NUMBER OF SHARES
                                 PURCHASED  (P)     PRICE PER
ITEM 2 PERSON      DATE           OR SOLD (S)         SHARE

Finance            05/15/97        2,700 (S)          $ 6.63
Finance            05/15/97        2,700 (S)            6.38
Finance            05/22/97       44,500 (P)            6.63
Finance            05/15/97       29,300 (P)            6.50
Finance            05/16/97       10,000 (S)            6.63
Finance            05/19/97       10,000 (P)            6.63
Finance            05/20/97       26,600 (P)            6.50
Finance            05/20/97        1,300 (S)            6.63
Finance            05/19/97       92,600 (S)            6.63
Finance            05/19/97        1,000 (S)            6.75
Finance            05/19/97       12,000 (P)            6.66
Finance            05/20/97        2,700 (S)            6.63
Finance            05/21/97       21,300 (S)            6.50
Finance            05/23/97        3,500 (P)            6.50
Finance            05/23/97        5,500 (S)            6.63
Finance            05/27/97       12,600 (P)            6.50
Finance            05/29/97       39,200 (S)            6.50
Finance            05/30/97        6,500 (S)            6.63
Finance            05/30/97       17,200 (P)            6.58
Finance            06/03/97       21,700 (P)            6.56
Finance            06/04/97        5,000 (S)            6.63
Finance            06/05/97       70,500 (P)            6.63
Finance            06/05/97        2,000 (S)            6.75
Finance            06/06/97       22,200 (P)            6.63
Finance            06/09/97        6,200 (S)            6.63
Finance            06/10/97       25,000 (P)            6.50
Finance            06/11/97        2,500 (S)            6.63
Finance            06/12/97       70,000 (S)            6.38
Investments (1)    05/14/97       12,500 (P)            6.32
Investments (1)    05/16/97       31,900 (S)            6.63
Investments (1)    05/15/97       25,700 (P)            6.50
Investments (1)    05/19/97       65,800 (S)            6.63
Investments (1)    05/20/97       23,400 (P)            6.50
Investments (1)    05/20/97        1,200 (S)            6.63
Investments (1)    05/20/97        2,300 (S)            6.63
Investments (1)    05/21/97       18,700 (S)            6.50
Investments (1)    05/23/97       32,000 (S)            6.63
Investments (1)    05/29/97       30,800 (S)            6.50
Investments (1)    05/30/97        7,300 (P)            6.58
Investments (1)    06/02/97       22,000 (S)            6.50
Investments (1)    06/03/97       50,000 (P)            6.63
Investments (1)    06/03/97       18,300 (P)            6.56
Investments (1)    06/05/97       70,500 (P)            6.63
Investments (1)    06/05/97        2,000 (S)            6.75
Investments (1)    06/06/97       19,300 (P)            6.63
Investments (1)    06/06/97        5,000 (S)            6.75
Investments (1)    06/10/97       10,000 (S)            6.63
Investments (1)    06/09/97        8,800 (S)            6.63
Investments (1)    06/12/97    1,255,961 (S)            6.50
Investments (2)    05/15/97        2,300 (S)            6.63
Investments (2)    05/15/97        2,300 (S)            6.38
Investments (2)    05/16/97       31,900 (P)            6.63
Investments (2)    05/22/97        3,500 (P)            6.63
Investments (2)    05/14/97       12,500 (S)            6.32
Investments (2)    06/12/97        3,500 (S)            6.50

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(1)  The shares of Preferred Stock were purchased and sold by HBK Offshore
Fund Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Offshore Fund Ltd. does not own any shares of Preferred Stock.

(2) The shares of Preferred Stock were purchased and sold by HBK Securities Ltd., which has no beneficial ownership of such shares of Preferred Stock pursuant to an Investment Management Agreement with Investments. As of the date hereof, HBK Securities Ltd. does not own any shares of Preferred Stock.

    (d)

    Not applicable.

    (e)

    The Reporting Persons ceased to be the beneficial owners of greater than 5% of the outstanding Common Stock on June 12, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    DATED:     June 13, 1997



                             HBK INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (1)



                             HBK FINANCE L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (2)



                             HBK MAIN STREET INVESTMENTS L.P.


                             By: /s/ H. Michael Reese
                                    H. Michael Reese,
                                    Chief Financial Officer (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.